SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF APRIL 30, 2018

The Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Ordinary and Extraordinary General Meeting that will be held on April 30, 2018, at 11:00 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

I. In the Ordinary General Meeting:

1) Examine, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2017, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report;

2) Resolve on the approval of the Capital Budget;

3) Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the financial year ended on December 31, 2017;

4) Resolve on the election of the members of the Company’s Board of Directors, as well as its Chairman and Vice-Chairman, under article 19 of its Bylaws;

5) Resolve on the election of members of the Company’s Fiscal Board; and

6) Resolve on (i): the annual and global compensation of the administrators and members of the Fiscal Board related to the fiscal year to be ended on December 31, 2018; and (ii) re-ratify the approved compensation amount for the fiscal year ended on December 31, 2017.

II. In the Extraordinary General Meeting:

7) Resolve on the amendment to article 4 of the Company’s Bylaws as a result of the conversion of shares exercised by minority shareholders of Class “B” preferred shares;

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8) Resolve on the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company’s Bylaws, to provide for a minimum percentage of 20% of independent members of the Board of Directors; and

9)  Resolve on the amendment to the Bylaws to include a Compliance chapter, providing for the creation of a Bylaws Compliance Committee and the formalization of  a compliance department within the Company.

Camaçari/BA, March 30, 2018.

Newton de Souza

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") contemplating all of the documentation related to the matters included in the Agenda and the remote voting bulletin (“Bulletin”), as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s shareholders on the date hereof, pursuant to Securities and Exchange Commission (CVM) Normative Ruling No. 481, of December 17, 2009, as amended ("CVM NR 481"), and may be accessed through CVM’s website (www.cvm.gov.br) or the Company’s website (www.braskem-ri.com.br).

2. The notice to the Shareholders referred to in the main section of article 133 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), shall be published in the Official Gazette of the State of Bahia and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law. The other documents referred to in article 133 of the Corporation Law are available to Shareholders at the Company’s office  at Rua Lemos Monteiro, 120, 24º andar, Butantã, in the City and State of São Paulo – CEP 05501-050, at the attention of Rosana Cristina Avolio), at the Company’s website (www.braskem-ri.com.br) and at the Brazilian Securities and Exchange Commission (“CVM”) website (www.cvm.gov.br), and shall be published pursuant to  article 133, paragraph 3, of the Corporation Law.  The documents referred to in articles 9, 10 and 12 of CVM Normative Ruling 481, as well as in article 25, paragraph 1, item IV of CVM Normative Ruling 480, of December 7, 2009, as amended, were duly submitted to CVM through the Empresas.Net System.

3. For the purposes provided for in article 141 of the Corporation Law and the CVM Normative Ruling No. 165, of December 11, 1991, as amended, as well as in article 4 of CVM Normative Ruling No. 481, the minimum voting capital percentage to request that multiple vote system is adopted at the ordinary general meeting is five percent (5%).

4. Shareholder participation  may be done in person or through an attorney-in-fact duly established or through Bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in the Bulletin. We describe below additional information on the participation in the Meeting:

                (a) In person or by Printed Power of Attorney: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) power of attorney, duly compliant with the law, in case of representation of the Shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

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                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM NR 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by the email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/securitiesservices/assembleiadigital; or (iii) directly to the Company, according to the guidelines set forth in the Company's Management Proposal and in item 12.2 of the Company's Reference Form.

5. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s registered office, which set forth the guidelines to control the access and circulation of people and vehicles in the internal and external areas of the registered office, we ask the Shareholders, as well as their legal representatives in the Meeting called herein, to attend at least 30 minutes in advance to the start of the Meeting, seeking to ensure compliance with training procedures of the HSE basic instructions in force at the Company, which are available for consultation in its registered office.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.